

September 5, 2024

Xia Ma
Chief Executive Officer
United Hydrogen Global Inc.
3rd Floor, Building 3, No. 715 Yingshun Road
Qingpu District, Shanghai
The People's Republic of China, 201799

Xia Ma
Director
United Hydrogen Group Inc.
3rd Floor, Building 3, No. 715 Yingshun Road
Qingpu District, Shanghai
The People's Republic of China, 201799

> **Re: United Hydrogen Global Inc.**
> **United Hydrogen Group Inc.**
> **Draft Registration Statement on Form F-4**
> **Submitted August 7, 2024**
> **CIK No. 0002032241**

Dear Xia Ma and Xia Ma:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4

Cover page

1. Please revise your cover page to disclose that the special purpose acquisition company or the SPAC sponsor has received a report, opinion, or appraisal. In this regard, we note your

disclosure on page 15 that the Aimei Health Board received the fairness opinion from CHFT Advisory and Appraisal Ltd. Refer to Item 1604(a)(1) of Regulation S-K.

2. We note your disclosure that the "Sponsor, its affiliates and promoters are not receiving compensation in connection with the Business Combination. In addition, the Sponsor, its affiliates and promoters will not receive any additional securities of Aimei Health or Pubco in connection with the Business Combination." You also disclose that the sponsor, its affiliates and promoters have received founder shares, and private shares. Please revise to disclose the issuance of securities, including the private rights, and all related information required pursuant to Item 1604(a)(3) of Regulation S-K. To the extent you consider any amounts payable to the sponsor, its affiliates, and promoters to be compensation, include such amounts in this disclosure as well. Provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus.

3. Please revise your cover page to state whether there may be any actual or potential material conflict of interest in connection with your de-SPAC transaction. Moreover, please provide a cross-reference to the locations of related disclosures in the prospectus. Refer to Item 1604(a)(4) of Regulation S-K.

4. We note your disclosure that this offering and listing will be considered a PRC domestic company's indirect overseas offering and listing under the Trial Measures, and thus you will be required to complete filing procedures with the CSRC in connection with the consummation of the Business Combination and listing of Pubco ordinary shares. Please revise to disclose the current status of such filing procedures with the CSRC. Moreover, while we note your disclosure that there is no assurance that you will be able to complete the filings and fully comply with relevant applicable laws or regulations, please revise to disclose the impact to the investors if you do not complete such filings or fully comply with relevant applicable laws or regulations. Lastly, please revise to address how recent statements and regulatory actions by China's government, such as those related to antimonopoly concerns, have or may impact your ability to conduct your business, accept foreign investments, or list on a U.S. or other foreign exchange.

5. Please disclose, when discussing the legal and operational risks of your operations in China to clarify that such risks could cause the value of your securities to significantly decline or be worthless.

6. Please clearly disclose the transfers, dividends, or distributions that have been made to date between the company and its subsidiaries or to investors, and quantify the amounts where applicable. For example, we note the definition of Previous Dividends and the historical financial statements, to which you provide a cross-reference.

7. When discussing the location of the auditor for Pubco, please also disclose the location of the auditor for Aimei Health and United Hydrogen.

Additional Information, page 1

8. Please revise to clearly disclose that to obtain timely delivery, security holders must request the information no later than five business days before the date they must make their investment decision. See Item 2(2) of Form F-4.

Defined Terms, page 1

9.   Please revise the definition of Completion Date to clarify that this date refers to completion of the Reorganization. Please also revise disclosure elsewhere in the prospectus to clarify whether the Reorganization was completed by this date or whether another date was agreed to by the parties.

Summary of the Material Terms of the Business Combination, page 5

10.   Please include a brief description of the background of the business combination. See Item 1604(b)(1) of Regulation S-K.

Questions and Answers about the Proposals, page 12

11.   We note your disclosure on page 13 about the reasons why the SPAC is proposing the Business Combination. Please also disclose the reasons of United Hydrogen for engaging in the de-SPAC transaction and whether United Hydrogen considered other transactions, such as a traditional IPO, instead of pursuing a business combination with Aimei Health. See Item 1605(b)(3) of Regulation S-K.

12.   We note that much of the tabular information in this section, beginning on page 16 assumes 100% redemptions. For consistency, please revise to provide the maximum redemptions that could occur and allow the business combination to be completed. In this regard, see the disclosure on the cover page and elsewhere regarding the requirement that net tangible assets be no less than $5,000,001.

13.   When discussing the ability of Aimei Health to extend the period of time to complete the initial business combination, please disclose the extensions are in one month increments and disclose the amount to be deposited into the trust for each one month extension.

Summary, page 23

14.   We note the references to a PIPE Investment. Please revise throughout to clarify the current status of the PIPE Investment. Disclosure in certain sections, such as on page 10, reference the PIPE Investment or PIPE Subscription Agreements as having been entered into and other disclosure seems to indicate you may enter into a PIPE Investment. Please provide clear, consistent disclosure throughout the prospectus. As applicable, please revise your cover page and summary to provide the disclosure required by Item 1604(a)(2) and (b)(5) of Regulation S-K.

15.   We note the disclosure on the prospectus cover page that as a foreign private issuer you are permitted and intend to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements. Please disclose in this section the specific home-country practices you will elect to follow.

16.   Please disclose in connection with the de-SPAC transaction, any actual or potential material conflict of interest between Sponsor, Aimei Health officers and directors, affiliates or promoters, United Hydrogen company officers, or target company directors; and unaffiliated shareholders of Aimei Health. See Item 1604(b)(3) of Regulation S-K.

17.   Disclose each permission or approval that Pubco, United Hydrogen, Aimei Health and any subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether Pubco,

United Hydrogen, Aimie Health and any subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if Pubco, United Health, Aimei Health and any subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

18.   Please include a statement as to whether any regulatory requirements other than the U.S. federal securities laws, must be complied with or approval must be obtained in connection with this transaction, and if so, the status of such compliance or approvals. See Item 3(i) of Form F-4.

Compensation of the Sponsor, its Affiliates and Promoters, page 31

19.   Please revise to provide your disclosure in a tabular format. Please expand your disclosure to provide the terms and amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters. Please disclose the price paid for the securities issued and the private rights purchased by the Sponsor as part of the private units. Lastly, please disclose, outside of the table, the extent to which the compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the SPAC. Refer to Item 1604(b)(4) of Regulation S-K.

Summary of Risk Factors, page 35

20.   We note that the summary risk factor section is 9 pages. Please revise consistent with Item 105(b) of Regulation S-K.

Risks Relating to Doing Business in the PRC, page 36

21.   It appears that your disclosure about the risks relating to China are largely centered around United Hydrogen's operations in China. Please revise the summary of risk factors and throughout the prospectus to also disclose that you currently face these legal and operational risks and uncertainties due to your location in China. In this regard, we note your disclosure on page 61 that your headquarters are located in Beijing, where most of your management and employees currently reside.

22.   Please revise your summary of risk factors to expand your disclosure about the risks that being based in China poses to investors. In particular, describe further the significant regulatory and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Holding Company Structure, page 43

23.   Please quantify any cash flows and transfers of other assets by type that have occurred between United Hydrogen and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to United Hydrogen and which entity made such transfer, and their tax consequences. Please describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from United Hydrogen, including subsidiaries, to Holdco and U.S. investors. In this regard, we note your disclosure on page 37 about the "interventions in or the imposition of restrictions and limitations on United Hydrogen's ability to transfer cash or assets by the PRC government."

Controlled Company, page 44

24.   Please revise here and on page 234 to disclose the following:
   • the percentage of outstanding Class A shares Ms. Xia Ma must keep to continue to control the outcome of matters submitted to shareholders for approval;
   • explain Ms. Xia Ma's ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, and sale of assets;
   • disclose that your capital structure may have an anti-takeover effect preventing a change in control transaction that shareholders might consider in their best interest; and
   • disclose that future issuances of high-vote shares may be dilutive to low-vote shareholders.

Risk Factors, page 48

25.   Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

If Aimei Health were deemed to be an investment company . . . , page 88

26.   Please revise this risk factor to disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act.

Aimei Health's Sponsor, directors, officers, advisors, and their affiliates may elect to purchase shares . . . , page 92

27.   We note that "[i]n connection with seeking shareholder approval of its initial business combination and offering Public Shareholders the right to redeem their shares, Aimei Health's Sponsor, directors, officers, advisors, or their affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of the initial business combination." Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Extraordinary General Meeting of Shareholders of Aimei Health
Recommendation of Aimei Health Board of Directors, page 109

28.   Please state whether or not a majority of the directors who are not employees of Aimei Health has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the de-SPAC transaction and/or preparing a report concerning the approval of the de-SPAC transaction. See Item 1606(d) of Regulation S-K.

The Business Combination Proposal
The Sponsor, its Affiliates, and Promoters, page 121

29.   We note your disclosure that "[a]s of the date of this proxy statement/prospectus, no agreement, arrangement, or understanding has been made between the Sponsor and Aimei Health or Aimei Health's officers, directors, and affiliates with respect to determining whether to proceed with a de-SPAC transaction, including the Business Combination." However, this appears to contradict your disclosure on the cover page that the "Sponsor and the directors and officers of Aimei Health have agreed to vote their shares in favor of the Business Combination, regardless of how Aimei Health's Public Shareholders vote." Please revise. Refer to Item 1603(a)(5) of Regulation S-K.

30.   Please revise the compensation to disclose the nature (*e.g.,* cash, shares of stock, warrants and rights) and amounts of all compensation that has been or will be awarded to, earned by, or paid to the SPAC sponsor, its affiliates, and any promoters for all services rendered or to be rendered in all capacities to the special purpose acquisition company and its affiliates. When discussing the securities issued, please include the private rights that were part of the private units. Please also disclose the nature and amounts of any reimbursements to be paid to the Sponsor, its affiliates, and any promoters upon the completion of a de-SPAC transaction. See Item 1603(a)(6) of Regulation S-K.

Background of the Business Combination, page 124

31.   Please revise your background discussion to:
         • Provide more detailed disclosure regarding key negotiation considerations and how

they changed over time. Currently the background disclosure references negotiation topics without providing details or explaining their significance or how they may have changed before being reflected in the proposed initial business combination. For example, you reference several emails and conference calls from April 24 through April 26, 2024 discussing commercial and capital raising plans and the terms of a letter of intent, with Aimei Health submitting a draft LOI on April 26. It is unclear what terms were included in the draft LOI. Please identify the original terms as well as how and why any terms were revised over time.

- Specifically identify by name the person or persons involved in negotiations or other activities for each of the meetings discussed. For example, you state United Hydrogen's financial advisor introduced United Hydrogen to Aimei Health on March 12, 2024 but do not identify who participated in the meeting. We also note the references to emails and conference calls without identifying the participants.

- Disclose who at Aimei Health determined the valuations included in the LOIs and how such valuations were determined. Please address the methodology employed in reaching the valuations, including the underlying assumptions and conclusions.

- Clarify how Chain Stone Capital Limited, the financial advisor for United Hydrogen, was made aware of Aimei Health.

- Describe any discussions with United Hydrogen relating to the material assumptions underlying any target projections.

- Discuss any discussions with United Hydrogen about potential events that may materially affect the target's prospects or its financial projections for future performance of the business.

- Disclose any discussions about the need to obtain additional financing for the combined company, such as a PIPE transaction.

Basis for Aimei Health Board of Directors' Recommendation - Valuation Analysis and Fairness Opinion, page 128

32.   We note your disclosure that according to CHFT, United Hydrogen does not maintain multi-year projections in its normal course of operations. We further note your disclosure that as a "result of not having multi-year projections, CHFT was unable to perform, and Aimei Health was unable to consider, a discounted cash flow analysis." Please revise to explain why CHFT did not have the access to United Hydrogen's multi-year projections since your disclosure on page 137 includes multi-year projections provided by United Hydrogen's management team.

Valuation Analysis, page 130

33.   We note the statement on page 129 that CHFT performed certain valuation and comparative analyses. Please disclose whether CHFT considered other valuation methods, in addition to the comparable companies, and if not, why.

34.   We note the comparable public companies identified as comparable to United Hydrogen. Most of the companies selected have high market capitalization, an extensive history of operations, and annual revenues significantly greater than United Hydrogen. Please provide a discussion of the differences between United Hydrogen and these

companies and disclose the basis for evaluating the financial performance and trading multiple of these companies as an indicator of the value of United Hydrogen. We also note that only 3 of the 7 companies were used in calculating the EV to 2026 Estimated Revenues and EV to 2026 Estimated EBITDA multiples. Please explain why CHFT was unable to include these calculations for some of the comparable companies and how such companies were used by CHFT in its analysis.

35.   Please disclose whether, and if so, why CHFT excluded any companies meeting the selection criteria from the analyses identified on page 130.

Disclosure of Fee and Prior Relationships, page 131

36.   We note your statement that "CHFT will not receive any other significant payment or compensation contingent upon the successful consummation of the Business Combination." Please disclose all compensation paid or to be paid, not just material or significant compensation. See Item 1607(b)(4) of Regulation S-K.

Reasons for Aimei Health Board of Directors' Approval of the Business Combination, page 132

37.   Please revise this section to provide additional context for how the factors considered supported the Board's recommendation. In this regard, we note that it is not clear what significance the Board gave to the various information they reviewed listed on page 132.

38.   Please discuss what consideration, if any, the board gave to the valuation of United Hydrogen, and the dilution that non-redeeming shareholders may experience in reaching its decision with respect to the business combination. Please also discuss what consideration, if any, the board gave to the consideration to be paid for United Hydrogen. To the extent the board did not take this factor into account in recommending the transaction, please explain why not. See Item 1606(b) of Regulation S-K.

Projected Financial Metrics, page 137

39.   We note the statement on page 135 that "due to inherent uncertainties in financial projections of any kind, shareholders are strongly cautioned not to place undue reliance, if any, on the projections and not to rely on the United Hydrogen Management Projections in making any decision regarding the Business Combination." Please revise this and similar statements in this section to remove any implication that investors are not entitled to rely on disclosure in your proxy statement/registration statement.

40.   Please revise to disclose the process undertaken to formulate the projections. Moreover, while we note your revenues more than doubled, growing from approximately $5.38 million to $13.11 million between December 31, 2022 and December 31, 2023, please explain why the change to a much higher revenue growth rate for your 2024 projection is appropriate. In this regard, we note that your projected revenue for 2024 is more than seven times of your revenue for fiscal year ended December 31, 2023.

41.   Please expand the discussion regarding the projections to provide a detailed description of all material bases of the disclosed projections and all material assumptions underlying the projections, as well as the process undertaken to formulate them, and any material factors or limitations that may affect such assumptions. The disclosure referred to in this section should discuss the material growth rates, including the reasons for selecting such growth rates. See Item 1609(b) of Regulation S-K.

42.   Please disclose whether or not United Hydrogen has affirmed to Aimei Health that its projections reflect the view of United Hydrogen's management or board of directors about its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus. If the projections no longer reflect the views of United Hydrogen's management or board of directors regarding its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus, clearly state the purpose of disclosing the projections and the reasons for any continued reliance by the management or board of directors on the projections. Refer to Item 1609(c) of Regulation S-K.

Interests of Certain Persons in the Business Combination, page 138

43.   Please update the information regarding working capital loans as of a recent practicable date. Please also disclose, if applicable any employment agreements with Aimei Health's officers, directors, or affiliates post business combination. In this regard we note Section 7.25 of the Business Combination Agreement. Please also revise the disclosure on pages 32-33.

Unaudited Pro Forma Condensed Combined Financial Information, page 147

44.   Scenario 2 appears to assume the entire amount of shares sold to public shareholders are redeemed. We further note your disclosure throughout your filing that you may not redeem your public shares in an amount that would cause your net tangible assets to be less than $5,000,001. Please tell us how you considered this redemption restriction in your determination of your redemption threshold for scenario 2.

45.   We note your reference to Transaction Financing Procured by United Hydrogen on page 149 and PIPE investment throughout your filing. Please tell us how you determined it was unnecessary to reflect any additional financing or PIPE investment in your pro forma financial information. Within your response, please clarify for us if you determined the consummation of any such transactions as probable or not probable, and how you made that determination. Reference is made to Article 11 of Regulation S-X.

46.   Please tell us what consideration you gave to reflecting the payment of the dividends that were declared in 2024 in your pro forma balance sheet. Reference is made to Article 11 of Regulation S-X.

Material U.S. Federal Income Tax Considerations, page 156

47.   We note your disclosure is "limited to U.S. federal income tax considerations relevant to U.S. Holders that hold Aimei Health Securities and, after the completion of the Business Combination, will hold Pubco Class A Ordinary Shares." Please expand your disclosure to describe the Federal income tax consequences of the de-SPAC transaction to the target company and their respective security holders. Refer to Item 1605(b)(6) of Regulation S-K.

48.   Please revise this section to identify counsel and the opinion provided.

Dilution to the Shareholders of Aimei Health, page 166

49.   Please revise your disclosure, here and on page 32, to provide all of the disclosure required by Item 1604(c) of Regulation S-K. For example purposes only, it appears that

your dilution table does not disclose the net tangible book value *per share* or the nature and amounts of *each source* of dilution used to determine net tangible book value per share, as adjusted.

Conflicts of Interest, page 179

50.   Please revise your disclosure to describe any actual or potential material conflict of interest, including any material conflict of interest that may arise in determining whether to proceed with the business combination, between Unted Hydrogen's officers or directors and the unaffiliated security holders of Aimei Health. Refer to Item 1603(b) of Regulation S-K.

United Hydrogen Management's Discussion and Analysis of Financial Condition and Results of Operations, page 217

51.   Please tell us what consideration you gave to providing disclosures related to your project order backlog.

52.   Please discuss any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the company's revenues, income, profitability, liquidity or capital resources. See Item 5.D of Form 20-F.

53.   Please provide additional disclosure regarding the additional financing needed to execute your business plan to expand your business, including quantifying any estimated additional financing needed and anticipated sources.

Results of Operations, page 221

54.   Please revise your filing to clarify the nature of other income (expenses), net for the year ending December 31, 2023 and describe any unusual or infrequent events or transactions that materially affected the amount of other income (expenses), net, if applicable. Reference is made to Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 225

55.   We note your accounts receivable represent approximately 35% of your total assets and your accounts payable represent approximately 90% of your total liabilities at December 31, 2023. Please tell us what consideration you gave to disclosing the amount of accounts receivable collected and accounts payable paid subsequent to December 31, 2023 and prior to the date of your filing. Refer to Item 303 of Regulation S-X.

56.   We refer you to your disclosure on page 225 that reads "Historically, our PRC operating entities have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits." We refer you to your definition of "Previous Dividends" on page 2, which indicates that dividends were paid in 2021 and that dividends have been declared in 2024. Please revise your disclosure on page 225 or clarify for us how the disclosure on page 225 is accurate.

United Hydrogen's Executive Compensation, page 232

57.   We note the disclosure in this section that no cash compensation accrued to the officers and directors. Please provide the compensation paid, as required by Item 6.B of Form 20-F.

Ticker Symbols and Dividends
Dividends, page 257

58.   We refer you to your disclosure on page 257 that reads, in part, "...United Hydrogen have not paid any cash dividends on their equity securities to date and do not intend to pay cash dividends prior to the completion of the Business Combination." We refer you to your definition of "Previous Dividends" on page 2, which indicates that dividends were paid in 2021 and that dividends have been declared in 2024. Please revise your disclosure on page 257 or clarify for us how the disclosure on page 257 is accurate.

Enforceability of Civil Liabilities, page 259

59.   Please revise this section to disclose that it will be more difficult to enforce liabilities and judgments on the company and its officers and directors, and address the limitations on investors being able to effect service of process and enforce civil liabilities in China, and cost and time constraints.

Where You Can Find More Information, page 263

60.   We note the statement that "[a]ll information contained in this document relating to Aimei Health has been supplied by Aimei Health, and all such information relating to Pubco has been supplied by Pubco. Information provided by one entity does not constitute any representation, estimate, or projection of the other entity." Because these statements could be read as disclaimers of your responsibility for the disclosure in your filing, please revise to remove any implication that Aimei Health or PubCo disclaim responsibility for any of the disclosures contained in the registration statement/proxy statement.

Annex F: Fairness Opinion, page F-1

61.   While we note your disclosure on page 132 that the "full text of the written opinion of CHFT" is attached as Annex F, we do not see the fairness opinion in Annex F. Please ensure that the full text of the written opinion of CHFT is attached as Annex F.

Financial Statements, page F-1

62.   Please provide audited financial statements of the registrant, United Hydrogen Global Inc., in your next amendment.

United Hydrogen Group Inc. Combined and Consolidated Financial Statements
Notes to the Combined and Consolidated Financial Statements
Note 1 - Organization and Nature of Operations, page F-7

63.   We note your disclosure that on June 7, 2024, United Hydrogen Group Inc. completed the reorganization of entities under common control of its then existing shareholders, who collectively owned 100% of the equity interests of Zhejiang Qingyuan and its wholly owned subsidiary, and Yixun Chuangneng and its subsidiaries prior to the reorganization. Please clarify for us how you determined that Zhejiang Qingyuan and its

wholly owned subsidiary, and Yixun Chuangneng and its subsidiaries were under common control for all periods presented and through and including June 7, 2024. Your response should address, but not be limited to, who controlled these entities from their inception through June 7, 2023 and who controlled United Hydrogen Group Inc. after the reorganization and how you made these determinations. Please include organization charts within your response, as applicable.

General

64.   Please revise to disclose both the benefits and detriments of the de-SPAC transaction and any related financing transaction to the target company and its affiliates. Refer to Item 1605(c) of Regulation S-K.

65.   We note that your Amended and Restated Memorandum and Articles of Association of Pubco contains exclusive forum provision. Please revise your registration statement to disclose the exclusive forum provision. Furthermore, please revise to clarify in Article 39.4 on page Annex B-45 that the exclusive forum provision does not apply "to any action or suits brought to enforce any liability or duty created by the U.S. Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim." In this regard, please advise or reconcile Article 39.4 and the references to "36.4 This Article 36" therein.

Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Meng (Mandy) Lai, Esq.